UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Jonathan Bonnette

2285 Coral Ridge Avenue

Henderson, NV 89052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Jonathan Bonnette

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 7,649,527 (1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 7,649,527(1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,649,527(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)Jonathan Bonnette is the record holder of 7,649,527 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”).

(2)Based on 137,982,075 shares of Common Stock outstanding as of May 15, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180, Henderson, NV 89074.

Item 2.           Identity and Background

(a)                                 This Schedule 13D is being filed on behalf of Jonathan Bonnette (the “Reporting Person”).

(b)                                 The business address for Jonathan Bonnette is 2485 Village View Drive, Suite 180, Henderson, NV 89074.

(c)                                Jonathan Bonnette is the President and Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors (the “Board”).

(d)                                 The Reporting Person was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   Jonathan Bonnette is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

Jonathan Bonnette is the record holder of 7,649,527 shares of Common Stock.  Of such shares, (i) 3,000,000 shares were issued to Mr. Bonnette on August 2, 2018 for his services as President and Chief Executive Officer of the Issuer, (ii) 294,161 shares were issued to Mr. Bonnette on January 2, 2019 for his services as a member of the Board, (iii) 230,769 shares were issued to Mr. Bonnette on April 1, 2019 for his services as a member of the Board, and (iv) 4,124,597 shares were issued to Mr. Bonnette on May 15, 2019 for his services as President and Chief Executive Officer of the Issuer and as a consultant to the Issuer.

Item 4.           Purpose of Transaction

Jonathan Bonnette acquired the above reported shares of Common Stock as compensation for Jonathan Bonnette’s services as President and Chief Executive Officer of the Issuer, as a director of the Issuer, or as a consultant to the Issuer.

In connection with the execution of the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities., the Reporting Person may acquire additional shares of Common Stock, either as an owner of a company acquired by the Issuer or in connection with the Issuer raising funds to execute its strategy. As part of this strategy, the Issuer has entered into a non-binding letter of intent with Bombshell Technologies, LLC (“Bombshell”), a Nevada limited liability company, pursuant to which the Issuer will issue shares of Common Stock to the members of Bombshell in exchange for the ownership interests of Bombshell (the “Exchange”). A limited liability company owned and managed by Mr. Bonnette is a member of Bombshell and would receive shares of the Issuer upon the closing of the Exchange.

Item 5.           Interest in Securities of the Issuer

(a)Mr. Bonnette is the record holder of 7,649,527 shares of Common Stock of the Issuer, representing approximately 5.5% of the outstanding Common Stock of the Issuer.  Mr. Bonnette has sole voting and dispositive power of all shares held in his name.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 137,982,075 shares of issued and outstanding Common Stock of the Issuer as of May 15, 2019, as reported on the Issuer’s Form 10-Q filed May 14, 2019 and after giving effect to the issuances by the Issuer on May 15, 2019 as reported on the Issuer’s Current Report on Form 8-K filed May 20, 2019.

(b)                                 Jonathan Bonnette has the sole power to direct the vote and dispose of 7,649,527 shares of Common Stock of the Issuer.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Person engaged in the following transactions with respect to the Issuer’s Common Stock:

•230,769 shares were issued to Mr. Bonnette on April 1, 2019 for his services as a member of the board of directors of the Issuer; and

•4,124,597 shares were issued to Mr. Bonnette on May 15, 2019 for his services as President and Chief Executive Officer of the Issuer and as a consultant to the Issuer.

(d)                                 No person other than Jonathan Bonnette is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,649,527 shares of the Common Stock of the Issuer reported hereby.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.           Material to be Filed as Exhibits

None.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 24, 2019

/s/ Jonathan Bonnette
Jonathan Bonnette